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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on September 8, 2003, as amended by Amendment No. 1 thereto filed with the Commission on September 10, 2003, Amendment No. 2 thereto filed with the Commission on October 14, 2003, Amendment No. 3 thereto filed with the Commission on October 17, 2003, and Amendment No. 4 thereto filed with the Commission on October 24, 2003 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby further amended and supplemented as follows:

Item 4.

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of the section therein entitled "Background of the Merger":

"On October 13, 2003, a representative of Open Ratings, Inc. contacted a representative of William Blair by telephone. The Open Ratings representative inquired about the process for obtaining the Company's descriptive memorandum for use in preparing a possible offer for the Company. The William Blair representative referred the Open Ratings representative to the relevant provisions of the Merger Agreement governing contacts with third parties considering proposing an alternative transaction with the Company and the provision of the Company's nonpublic information to any such potential acquiror prior to completion of the Merger. On October 14, 2003, the Company notified Gingko of the Open Ratings contact, as required under the Merger Agreement.

On October 22, 2003, Open Ratings sent a letter to the Company containing a non-binding indication of interest to acquire all of the outstanding shares of Company Common Stock for at least $3.75 per share in cash, together with a commitment to fund the Lawsuit and contingent value rights along the lines being offered by Gingko. This non-binding indication of interest was subject to a satisfactory due diligence review of the Company by Open Ratings and its potential financing sources, the negotiation of mutually satisfactory definitive agreements, the receipt of sufficient equity and debt financing commitments and the termination of the Merger Agreement. On October 23, 2003, in response to a question from the William Blair representatives, Open Ratings indicated that the terms of its contingent value rights would be at least as favorable as those of the CVRs.

At meetings held on October 23 and 24, 2003, the Board of Directors met together with its legal and financial advisors to discuss and consider the Open Ratings indication of interest. After careful consideration, the Board of Directors determined that the Open Ratings indication of interest could not reasonably be expected to lead to a binding offer superior to the Gingko transaction. The Board of Directors unanimously reaffirmed its recommendation that the Company's stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

On October 25, 2003 the Company issued a press release announcing its determination with respect to the Open Ratings proposal and the reaffirmation of its recommendation of the Gingko Offer. A copy of the press release is filed as Exhibit (a)(12) hereto and is incorporated herein by reference in its entirety."

Item 9.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following Exhibit herewith:

Exhibit Number	Description
(a)(12)	Text of press release of Information Resources, Inc., dated October 25, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: October 27, 2003	By:	/s/ JOSEPH P. DURRETT
	Name:	Joseph P. Durrett
	Title:	Chairman, Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(12)	Text of press release of Information Resources, Inc., dated October 25, 2003.

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SIGNATURE
INDEX OF EXHIBITS